August 8, 2017

Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Office of Transportation and Leisure

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Spirit Airlines, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 13, 2017

Form 8-K

Filed 4/28/2017

File No. 001-35186

Dear Mr. Shenk:

On behalf of our client, Spirit Airlines, Inc. (“the “Registrant” or the “Company”), we submit this letter, which sets forth the responses of the Registrant to the comments contained in your letter, dated July 24, 2017, relating to the above-referenced annual report filed on Form 10-K (the “Form 10-K”) and periodic report filed on Form 8-K (the “Form 8-K”). The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

Form 8-K filed 4/28/2017

1.	We note you present a measure titled “Return on Invested Capital.” This measure uses a non-GAAP amount (Adjusted Operating Profit) in its calculation. Accordingly, please revise to retitle this measure to make it clear it is a non-GAAP measure to prevent confusion with computations of ROIC based solely on GAAP amounts.

The Registrant revised the measure titled “Return on Invested Capital” in its press release regarding its financial results for its second quarter 2017 released on July 27, 2017 (the “Q2 Earnings Release”) to clearly indicate that the measure is a non-GAAP measure. The Registrant will make conforming changes to its disclosure of Return on Invested Capital (“ROIC”) in future earnings releases and as otherwise appropriate in future disclosure.

L. Shenk	August 4, 2017

2.	You include in your computation of ROIC “capitalized aircraft operating leases (7x Aircraft Rent).” Please explain to us and disclose the basis for this amount and why the multiple of 7 is representative and reasonable in your circumstances.

The Registrant advises the Staff that in calculating its ROIC, the Registrant adjusts for its operating leases by using a multiple of seven times aircraft rent expense. A substantial portion of the Registrant’s aircraft fleet is held under aircraft operating leases that do not appear on its GAAP balance sheets. The Registrant believes that, in its case, presenting non-adjusted ROIC (excluding off-balance sheet obligations) effectively overstates ROIC and is therefore misleading to its investors.

The Registrant further advises the Staff that making adjustments for obligations associated with operating leases that are not reflected on GAAP balance sheets is common practice throughout the investment community. The multiple of seven times aircraft rent is a standard multiple used in the airline industry and by equity analysts and rating agencies. Further, the Registrant’s use of this multiple reasonably approximates the average remaining term of its aircraft operating leases. The Registrant has disclosed on its annual report on Form 10-K, filed with the SEC on February 13, 2017, that its aircraft leases have expiration dates between 2017 and 2029. Therefore, the Registrant believes that the multiple of seven times aircraft rent expense is representative and reasonable.

The Registrant has revised its Q2 Earnings Release to disclose the basis for using a multiple of seven times aircraft rent expense and will include analogous disclosure in future earnings releases and as otherwise appropriate in future disclosure.

* * * * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Eric T. Juergens at (212) 909-6301.

Best Regards,
/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Thomas Canfield

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